Exhibit 99.2

October 18, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

Dear Sir/Madam,

Sub: Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing the copy of the newspaper advertisement published in Financial Express and Kannada Prabha. The same has been made available on the Company’s website www.wipro.com.

Thanking You,

For Wipro Limited

G Kothandaraman

General Manager - Finance

Website: www.wipro.com. Email: corp-secretaria@wipo.com https://www.wipro.com/investor/buy-back/, www.bseindia.com www.nseindia.com https://evoting.kfintech.com einward.ris@kfintech.com https://www.wipro.com/investors/ (www.wipro.com) einward.ris@kfin.com wipro

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035.
Tel: +91-80-2844 0011; Fax: +91-80-2844 0054; CIN: L32102KA1945PLC020800
Website: www.wipro.com; E-mail: corp-secretarial@wipro.com

NOTICE OF POSTAL BALLOT

Notice is hereby given that pursuant to and in compliance with Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 22/2020 dated June 15, 2020 and the General Circular No. 33/2020 dated September 28, 2020 issued by the Ministry of Corporate Affairs, Government of India (the "**MCA Circulars**"),(including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other applicable laws and regulations, the approval of members of Wipro Limited (the "**Company**") is being sought for the following special resolution by way of postal ballot through e-voting process ("**e-voting**"):

Sl. No.	Description of Special Resolution
1	Approval for Buyback of Equity Shares

Pursuant to the MCA Circulars, the Company has sent the electronic copies of the Postal Ballot Notice along with Explanatory Statement on October 17, 2020 to all members of the Company, who have registered their e-mail addresses with the Company (in respect of shares held in physical form) or with their Depository Participant (in respect of shares held in electronic form) as on Wednesday, October 14, 2020 i.e. the cut-off date. The Postal Ballot Notice will also be available on the Company's website at https://www.wipro.com/investors/buy-back/, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Private Limited at https://evoting.kfintech.com.

In accordance with the provisions of the MCA Circulars, shareholders can vote only through the remote e-voting process. Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Wednesday, October 14, 2020 will be considered for the purpose of e-voting and voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on that date. A person who is not a member on the cut-off date shall treat this notice for information purposes only.

The Company has engaged the services of KFin Technologies Private Limited for providing e-voting facility to all its members. Members are requested to note that e-voting will commence at 9 AM (IST) on Sunday, October 18, 2020 and will end at 5 PM (IST) on Monday, November 16, 2020. Members are requested to note that e-voting shall not be allowed beyond 5 PM (IST) on Monday, November 16, 2020.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company's Registrar and Share Transfer Agent, KFin Technologies Private Limited, at einward.ris@kfintech.com or to their address at Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad-500 032. Members may note that pursuant to the MCA Circulars, the Company has additionally enabled a process for the limited purpose of receiving shareholder communications during the calendar year 2020 and the members may update their email address by accessing the link https://www.wipro.com/investors/.

The instructions on the process of e-voting, including the manner in which members who are holding shares in physical form or who have not registered their e-mail addresses can cast their vote through e-voting, are provided in the Postal Ballot Notice.

The Board of Directors of the Company has appointed Mr. V. Sreedharan/Ms. Devika Satyanarayana/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer to conduct the Postal Ballot only through the e-voting process in a fair and transparent manner.

The results of postal ballot through e-voting (along with the Scrutinizer's report) will be declared by the Chairman of the Company on or before Wednesday, November 18, 2020 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar & Share Transfer Agent.

In case of any queries or grievances with regard to e-voting, members can Contact Mr. B. Srinivas, Manager, KFin Technologies Private Limited at contact No.: 040-67162222, email id: einward.ris@kfintech.com.

For **WIPRO LIMITED**
M Sanaulla Khan
Company Secretary

Date: October 17, 2020
Place: Bengaluru